Mail Stop 3561

April 19, 2010

Mr. Robert E. Bernard
Chief Executive Officer
dELiA*s, Inc.
50 West 23rd Street
New York, New York 10010

>   **Re: dELiA*s, Inc.**
>   **Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009**
>   **Filed April 16, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed May 1, 2009**
>   **Quarterly Report on Form 10-Q for the Period Ended October 31, 2009**
>   **Filed December 10, 2009**
>   **Quarterly Report on Form 10-Q for the Period Ended August 1, 2009**
>   **Filed September 10, 2009**
>   **Quarterly Report on Form 10-Q for the Period Ended May 2, 2009**
>   **Filed June 11, 2009**
>   **File No. 000-51648**

Dear Mr. Bernard:

    We have completed our review of your Annual Report on Form 10-K for the fiscal year ended January 31, 2009 and related filings and have no further comments at this time.

                                            Sincerely,

                                            H. Christopher Owings
                                            Assistant Director